UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INC RESEARCH HOLDINGS, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

45329R 109
(CUSIP Number)

DECEMBER 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45329R 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS AVISTA CAPITAL PARTNERS II GP, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 26-2708016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	25,988,005*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	25,988,005*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		25,988,005*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		50.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* See Items 4 and 8

CUSIP No. 45329R 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS AVISTA CAPITAL PARTNERS II, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 26-2708127
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	15,819,117*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	15,819,117*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,819,117*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		30.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* See Items 4 and 8

CUSIP No. 45329R 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS AVISTA CAPITAL PARTNERS (OFFSHORE) II, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 98-0588109
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	5,194,782*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	5,194,782*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,194,782*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		FI

* See Items 4 and 8

CUSIP No. 45329R 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS AVISTA CAPITAL PARTNERS (OFFSHORE) II-A, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 98-0644474
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,260,990*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,260,990*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,260,990*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		FI

* See Items 4 and 8

CUSIP No. 45329R 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS ACP INC RESEARCH CO-INVEST, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 90-0611463
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,606,017*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,606,017*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,606,017*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* See Items 4 and 8

CUSIP No. 45329R 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS INC RESEARCH MEZZANINE CO-INVEST, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 80-0644238
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,107,099*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,107,099*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,107,099*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* See Items 4 and 8

Item 1(a).        Name of Issuer

INC Research Holdings, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices

3201 Beechleaf Court, Suite 600
Raleigh, North Carolina 27604-1547

Item 2.             (a) Name of Person Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Avista Capital Partners II GP, LLC

(ii) Avista Capital Partners II, L.P.

(iii) Avista Capital Partners (Offshore) II, L.P.

(iv) Avista Capital Partners (Offshore) II-A, L.P.

(v) ACP INC Research Co-Invest, LLC

(vi) INC Research Mezzanine Co-Invest, LLC

(b) Address of Principal Business Office or, if none, Residence

All Reporting Persons:

65 East 55th Street, 18th Floor
New York, NY 10022

(c) Citizenship

All Reporting Persons, except Avista Capital Partners (Offshore) II, L.P. and Avista Capital Partners (Offshore) II-A, L.P.: Delaware

Avista Capital Partners (Offshore) II, L.P. and Avista Capital Partners (Offshore) II-A, L.P.: Bermuda

(d) Title of Class of Securities

Class A Common Stock, par value $0.01 per share

(e) CUSIP Number

45329R 109

Item 3.             If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), checkwhether the person filing is a:

☐           Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
☐           Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
☐           Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
☐           Investment company registered under section 8 of the Investment Company Act of 1940 (15U.S.C. 80a-8);
☐           An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐           An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐           A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
☐           A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐           A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐           A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
☐           A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.            Ownership

(a)-(c)

Reporting Person	Amount Beneficially Owned(a)	Percent of Class(b)	Number of shares as to which the person has: Sole power to vote or to direct the vote	Number of shares as to which the person has: Shared power to vote or to direct the vote	Number of shares as to which the person has: Sole power to dispose or to direct the disposition of:	Number of shares as to which the person has: Shared power to dispose or to direct the disposition of:
Avista Capital Partners II GP, LLC	25,988,005	50.8%	0	25,988,005	0	25,988,005
Avista Capital Partners II, L.P.	15,819,117	30.9%	0	15,819,117	0	15,819,117

Avista Capital Partners (Offshore) II, L.P.	5,194,782	10.1%	0	5,194,782	0	5,194,782
Avista Capital Partners (Offshore) II-A, L.P.	1,260,990	2.5%	0	1,260,990	0	1,260,990
ACP INC Research Co-Invest, LLC	2,606,017	5.1%	0	2,606,017	0	2,606,017
INC Research Mezzanine Co-Invest, LLC	1,107,099	2.2%	0	1,107,099	0	1,107,099

(a) Avista Capital Partners II GP, LLC ultimately exercises voting and dispositive power over the 15,819,117 shares of Class A Common Stock held by Avista Capital Partners II, L.P., the 5,194,782 shares of Class A Common Stock held by Avista Capital Partners (Offshore) II, L.P., the 1,260,990 shares of Class A Common Stock held by Avista Capital Partners (Offshore) II-A, L.P., the 2,606,017 shares of Class A Common Stock held by ACP INC Research Co-Invest, LLC and the 1,107,099 shares of Class A Common Stock held by INC Research Mezzanine Co-Invest, LLC. Voting and disposition decisions at Avista Capital Partners II GP, LLC with respect to those shares are made by an investment committee, the members of which are Thompson Dean, Steven Webster, David Burgstahler, David Durkin, Brendan Scollans and Sriram Venkataraman. Each of the members of the investment committee disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

(b) Ownership percentages are based upon the 51,199,856 shares of Class A Common Stock outstanding as of December 31, 2014 as provided by the Issuer’s transfer agent.

Item 5.            Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.            Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security BeingReported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.             Identification and Classification of Members of the Group

The Issuer, Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P., Avista Capital Partners (Offshore) II-A, L.P. and INC Research Mezzanine Co-Invest, LLC (each, an affiliate of Avista Capital Partners, L.P. and collectively, the “Avista Entities”), an affiliate of Ontario Teachers’ Pension Plan Board (“OTPP”), ACP INC Research Co-Invest, LLC and certain management stockholders are party to an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) dated as of November 6, 2014, pursuant to which the Avista Entities and OTPP have agreed to vote all outstanding shares of Class A Common Stock and Class B Common Stock (together, the “Common Stock”) held by them to ensure the composition of the Issuer’s Board as set forth in the Stockholders Agreement, for so long as each of the Avista Entities and OTPP owns at least 5% of the Issuer’s outstanding shares of Common Stock. Consequently, the Avista Entities and OTPP may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the securities of the Issuer.

OTPP owns of record 14,846,912 shares of Class A Common Stock and 10,033,994 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at the option of OTPP, for a total of approximately 40.6% of the Class A Common Stock outstanding as of December 31, 2014, as provided by the Issuer’s transfer agent and assuming a one-for-one conversion of all of the Issuer’s 10,033,994 outstanding shares of Class B Common Stock into Class A Common Stock.  The filing of this statement shall not be deemed an admission that, for purposes of Section 13 of the Exchange Act, or otherwise, any of the Avista Entities is the beneficial owner of equity securities covered by this statement or any other statement that are beneficially owned, directly or indirectly, by any other person other than as stated herein.

Item 9.             Notice of Dissolution of Group

Not Applicable

Item 10.           Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015

AVISTA CAPITAL PARTNERS II GP, LLC

By:	/s/ David Burgstahler
Name:	David Burgstahler
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS II, L.P.
By:	Avista Capital Partners II GP, LLC its General Partner
By:	/s/ David Burgstahler
Name:	David Burgstahler
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE) II, L.P.
By:	Avista Capital Partners II GP, LLC its General Partner
By:	/s/ David Burgstahler
Name:	David Burgstahler
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE) II-A, L.P.
By:	Avista Capital Partners II GP, LLC its General Partner
By:	/s/ David Burgstahler
Name:	David Burgstahler
Title:	Authorized Representative

ACP INC RESEARCH CO-INVEST, LLC
By:	Avista Capital Partners II GP, LLC its manager
By:	/s/ David Burgstahler
Name:	David Burgstahler
Title:	Authorized Representative

INC RESEARCH MEZZANINE CO-INVEST, LLC
By:	Avista Capital Partners II GP, LLC its manager
By:	/s/ David Burgstahler
Name:	David Burgstahler
Title:	Authorized Representative

EXHIBIT INDEX

Exhibit No.
1
Joint Filing Agreement, dated February 11, 2015, among Avista Capital Partners II GP, LLC, Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P., Avista Capital Partners (Offshore) II-A, L.P., ACP INC Research Co-Invest, LLC and INC Research Mezzanine Co-Invest, LLC.